

October 16, 2020

Nigel Glenday
Chief Executive Officer
Masterworks 027, LLC
497 Broome Street
New York, NY 10013

> **Re: Masterworks 027, LLC**
> **Offering Circular on Form 1-A**
> **Filed September 18, 2020**
> **Amendment No. 1 filed October 14, 2020**
> **File No. 024-11324**

Dear Mr. Glenday:

We have reviewed your offering statement and do not have any comments.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Theresa Brillant at 202-551-3307 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services